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                   Filed by Board of Trade of the City of Chicago (CBOT)
                   Subject Company -- Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of
                   1933 File No. 132-01854

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The following letter was posted at the CBOT on July 10, 2000.

                                                          Chicago Board of Trade

July 7, 2000


Mr. David P. Brennan
Chairman of the Board
Board of Trade
Of the City of Chicago

Dear Sir:

The undersigned tellers/inspectors were appointed to receive and count the ballot/proxy votes cast at a special meeting of the membership, held at 3:00 p.m. on July 7, 2000. We hereby submit the following report:


                                  PROPOSITION
                                  -----------

With respect to the initial step of the restructuring as described in the document entitled "Chicago Board of Trade Restructuring -- Step One -- Ballot Disclosure" (The "Ballot Disclosure"), approve the reincorporation merger of the CBOT in Delaware as set forth in the Ballot Disclosure.


                       AM                        REGULAR        TOTAL
                       --                        --------       -----
                     Total         Count
                     -----         -----

Total number of
 ballots cast         470         78 2/6         1122          1200 2/6
                     -----        ------         --------      --------

       Ballots FOR    397         66 1/6         1032          1098 1/6
                     -----        ------         --------      --------

   Ballots AGAINST     70         11 4/6           81            92 4/6
                     -----        ------         --------      --------

            BLANKS      3                           9
                     -----                       --------

          MAJORITY    FOR                        1005 3/6
                     -----                       --------


                                    -MORE-


141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3500

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                              TELLERS/INSPECTORS

/s/ William Smith                      /s/ John J. Biedron
-----------------------                -----------------------

/s/ Daniel Czarnecki
-----------------------
                                       /s/ Paul J. Draths
                                       -----------------------
                                       Paul J. Draths
                                       Vice President and Secretary

The compilation of the July 7, 2000 ballot/proxy results was supervised and monitored by Deloitte & Touche LLP.

                                       /s/ Deloitte & Touche LLP
                                       ------------------------------
                                           Deloitte & Touche LLP


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov. or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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